SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)(1)

           BFX HOSPITALITY GROUP, INC. (formerly BUFFTON CORPORATION)
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.05 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    119885200
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 18, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                     ----------------------------
CUSIP No. 119885200                     13D           Page 2 of 5 Pages
-------------------------------                     ----------------------------


================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
          3       SEC USE ONLY

--------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                      PF
--------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF                       7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                   -0-
- OWNED BY             ---------------------------------------------------------
    EACH                         8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                    -0-
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                               -0-
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                     -0-
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                      PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                     ----------------------------
CUSIP No. 119885200                     13D           Page 3 of 5 Pages
-------------------------------                     ----------------------------




================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
          3       SEC USE ONLY

--------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF                      7           SOLE VOTING POWER
   SHARES
BENEFICIALLY                                   -0-
  OWNED BY             ---------------------------------------------------------
    EACH                        8           SHARED VOTING POWER
 REPORTING
PERSON WITH                                    -0-
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                               -0-
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                     -0-
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                     ----------------------------
CUSIP No. 119885200                     13D           Page 4 of 5 Pages
-------------------------------                     ----------------------------


                  This  constitutes  Amendment No. 6 ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

                  Item 5(a) and (e) are amended to read as follows:

Item 5.           Interest in Securities of Issuer.

                  (a) As of the close of business on August 18, 1997, Steel Partners II, L.P. ("Steel Partners") and Warren Lichtenstein, by virtue of his authority to vote and dispose of all Shares owned by Steel Partners, each beneficially owned 0.0% of the Shares outstanding.

                  (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares on August 18, 1997.

                  Item 5(c) is amended by adding the following:

                  (c) On August 18, 1997, Steel Partners sold 655,300 Shares, which represents all of the Shares then owned by Steel Partners, to the Issuer for $1,559,614, or $2.38 per share plus reimbursement of expenses of $78,636. Steel Partners also entered into various agreements with the Issuer, which, among other things, restricts Steel Partners and its affiliates from purchasing Shares in the future. Other than as set forth above, no Reporting Person has engaged in transactions in the Issuer's Common Stock within the past sixty days.

-------------------------------                     ----------------------------
CUSIP No. 119885200                     13D           Page 5 of 5 Pages
-------------------------------                     ----------------------------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1997


                                  STEEL PARTNERS II, L.P.,

                                  By:      STEEL PARTNERS, L.L.C.,
                                           general partner


                                  By:  /s/ Warren G. Lichtenstein
                                      ----------------------------
                                           Warren G. Lichtenstein,
                                           Chief Executive Officer



                                       /s/ Warren G. Lichtenstein
                                      ----------------------------
                                           WARREN G. LICHTENSTEIN